Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

October 13, 2009

Catalyst announces departure of chief financial officer

Richmond (BC) – Catalyst Paper (TSX:CTL) today announced that it has accepted the resignation of David Smales, vice president, finance and chief financial officer. He will leave the company effective November 4, 2009 to join a Toronto-based construction and infrastructure development firm.

The search for a successor is underway and a special committee of the Board of Directors will review the shortlist of suitable candidates in due course.

“David has provided strong financial oversight during a period of significant change for our company and industry. He guided several key business transactions to timely completion,” said President and Chief Executive Officer Richard Garneau, “and on behalf of the Board I want to thank David for his contributions to our successes to date.”

Mr. Smales joined Catalyst in December 2005 as the vice-president, strategy and was appointed to his current role in April 2007.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With six mills strategically located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713